

Mail Stop 3030

June 7, 2010

James N. Casey
Authorized Representative for NXP Semiconductors N.V.
1109 McKay Drive
M/S 54SJ
San Jose, CA 95131-1706

> **Re:** **NXP Semiconductors N.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 24, 2010**
> **File No. 333-166128**

Dear Mr. Casey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to our prior comment numbers 24, 25, 36, 68 and 72 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form F-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

Our Strategy, page 3

2.   Regarding your revisions in response to comment 11, it does not appear that you
        have provided the information requested in the first three bullet points. We
        therefore reissue our comment.

Company Information, page 4

3.   Please note that we may have further comments after you include the disclosure
        requested under comment 13, 54, 56, the filing of exhibit 10.4 in response to
        comment 76, and the filing of the registration rights agreements mentioned in
        your response to comment 77.

The Offering, page 6

4.   We note your response to comment 15. With regards to the net proceeds, please
        disclose, based on current market conditions, the amount to be received by KKR
        Capital Markets.

Corporate Structure, page 9

5.   Please disclose the substance of the first part of your response to comment 14.

Risk Factors, page 14

We rely to a significant extent on proprietary intellectual property. . ., page 19

6.   Since you conduct business in the People's Republic of China (PRC), identify the
        PRC as one of those countries in which intellectual property rights have been
        difficult to enforce and which have accordingly provided less protection to a
        company's intellectual property than the United States, Germany and the
        Netherlands.

We rely on the timely…, page 23

7.   Please reconcile your revisions in response to comment 21 with your disclosure
        on page F-23 under "Concentration of risk."

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy
rules. . ., page 31

8.   In this risk factor you have stated that ". . .U.S. domestic issuers that are
        accelerated filers are required to file their annual report on Form 10-K within 75
        days after the end of each fiscal year and are not required to comply with the

provisions of Regulation Fair Disclosure. . ." Revise to state that it is foreign private issuers that are exempt from Regulation FD.

Use of Proceeds, page 34

9.	Please expand your response to prior comment 27 to tell us when you will know how you will allocate the use of proceeds. In addition, rather than requiring an investor to estimate the portions of each debt obligation you repaid based on your capitalization table, please provide clear disclosure in this section relating to the amounts of each debt obligation to be repaid based on current market conditions and how that amount varies based on market conditions and other factors.

10.	We note the use of the word "may" in the last sentence of this section. Please clarify why you cannot state with certainty whether KKR Capital Markets will receive more than 5%.

Selected Historical Combined and Consolidated Financial Data, page 39

11.	We note that you refer to amounts herein as audited or unaudited. Please revise to remove the words audited and unaudited from the tables of financial information herein and on page 10 to avoid giving the impression that any of the information is audited. We see you disclosed elsewhere in the filing the specific financial statements from which you derived the information.

Management's Discussion and Analysis…, page 42

12.	It is unclear, based on the added disclosure in response to comment 29 that "substantial majority of the net income" is subject to the favorable tax treatment, how much of your income is subject to the reduced tax rate. We therefore reissue our comment.

Sales, page 60

13.	We note your response to comment 31. Please tell us, with specificity, why it is not practicable to quantify for all periods the effect of changes in price and volume, given your disclosure regarding price erosion. Avoid conclusory statements.

Share-based Compensation, page 90

14.	Please refer to prior comment 36. Please continue to update your disclosures in MD&A to address our prior comment 36 on a go forward basis. Also, we note that you will provide disclosures in a future amendment to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. Please be advised that we may have further comment upon our review of your revised disclosures.

Business, page 92

High Performance Mixed-Signal, page 99

15.   Regarding your disclosure in response to comment 41, it appears that while you use certain factors as a basis for including customers in your table, your selection process is subjective. For example, it is unclear what level of sales is necessary to be included in the table. It is also unclear how many design wins are required or what makes a customer an innovator so that it can be included in the table. Please clarify your disclosure accordingly.

16.   Regarding your response to comment 42, please note that we may have further comments after you update the market size data in accordance with your response.

Sales, Marketing, and Customers, page 109

17.   We note your added disclosure in response to comment 43; however, it is unclear what effects these regulations have on your business. For example, does compliance lengthen the time-to-market of your products?

Alliances and Investments, page 110

18.   We note your response to comment 44. While you disclose in the second paragraph on page 111 that you must use 42% of available capacity, it is unclear how much of that capacity you are currently using. Please disclose. In addition, given that payments to SSMC may be significant, disclose how it is calculated.

Principal Stockholders, 134

19.   We await your disclosure concerning the number of your U.S. holders and the percentage of shares held by them (p. 134). See Form 20-F Item 7.A.2.

Material Tax Considerations, page 150

Taxation of Dividends, page 154

20.   Regarding your revisions in the second sentence in response to comment 59, please clarify when a nominee or agent constructively receives payment.

Passive Foreign Investment Company, page 155

21.   Clarify that you do not intend to furnish the information required for a U.S. holder
        to take the QEF election (p. 155).

Underwriting, page 158

22.   We note your response to comment 64 and reissue our comment as it relates to the
        transaction within the 180-day period prior to the filing of the registration
        statement.

Exhibit Index, page II-6

23.   We note your response to comment 77; however it is unclear how this agreement
        is not material given your disclosure on page 111 and elsewhere in your document
        that it formed a part of the consideration in the acquisition of Virage Logic's
        stock. We therefore reissue our comment.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Nicholas J. Shaw
                 Simpson Thacher & Bartlett LLP